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                                                                   May 13,2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attn: Mr. John Zitko

Re:       Xfone. Inc. ("Xfone" or the "Company")

Dear John:

I wanted to follow up in writing on your questions discussed on our call of May 12, 2008 and provide a chronology of the time of the transactions. On October 23, 2007, the Company consummated the sale to the Gagnon investor group of 1,000,000 of the shares registered in the Registration Statement on Form SB-2 (Registration No. 333-143618) declared effective on August 6, 2007 (the "SB-2 Registration Statement"). On October 23, 2007, Xfone filed an 8-K disclosing the execution of the binding subscription agreements with the Gagnon investor group. Such agreements were accepted by the Company and closed in escrow subject only to the approval by the Tel Aviv Stock Exchange ("TASE") and AMEX, and confirmation that the shares would be eligible for issuance via DWAC. The confirmation of DWAC eligibility and the AMEX approval were received on October 31, 2007. On November 6, 2007, the TASE gave approval, and the shares were issued on that date.

On November 4, 2007, the Company and the RL Scott and Israeli institutional investors entered into binding agreements for the purchase of 950,000 shares of common stock registered in the SB-2 Registration Statement. Such agreements were accepted by the Company and closed in escrow subject only to the approval of AMEX and TASE, and confirmation that the shares would be eligible for issuance via DWAC. On November 5, 2007, Xfone issued an 8-K disclosing this deal. Following receipt of AMEX and TASE approvals, these shares were issued on November 13, 2007.

On the morning of November 6, 2007, you called me to discuss the two sales and my recollection is that you advised that we should have filed an amendment disclosing the price at which the shares were to be sold (since we had provided a range for the price, this should have been done to avoid any inference that Xfone was conducting an at the market offering). You also advised that you were looking into whether we had a Section 5 issue. We spoke later that day and my recollection is that you advised that you had spoken with a supervisor, and that there was no Section 5 issue since the shares were issued within the price range and that Xfone would have to file a post-effective amendment disclosing the terms of the sales. On November 7, 2007, Xfone filed the post-effective amendment disclosing the terms. As explained on our call yesterday morning, Xfone refiled an amendment to this post-effective registration statement several minutes later which had a corrected logo. We, and it may have been my mistake, did not file a request for acceleration of the post-effective amendment as the sales had already been made pursuant to the SB-2 Registration Statement which had been declared effective on August 6, 2007.

The reason that the Company filed the Form 8-K under Item 1.01, as opposed to Item 3.02, was that Item 3.02 is for sales of unregistered securities and the sale of the 1,950,000 shares was registered in the SB-2 Registration Statement declared effective on August 6, 2007, so the Company did not believe an Item 3.02 filing was appropriate. Both transactions were disclosed in the Company's 10-QSB for the period ended September 30, 2007 which was filed on November 14, 2007.

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GERSTEN SAVAGE LLP

With respect to the discrepancy in the amount of shares outstanding from the SB-2 Registration Statement of August 6, 2007 as compared to the amount of shares shown as outstanding on the current Registration Statement on Form S-l (Registration No. 333-150305), please see a summary prepared by the Company which is attached as Exhibit A to this letter.

I hope this letter satisfactorily addresses your questions. If you have any other questions please let me know as soon as possible. Thank you for taking the time to discuss these issues with us.

Sincerely,
Gersten Savage LLP

cc:  Jaclyn Amsel
       Alon Reisser